Rule 17g-1(g)(3)

Deutsche DWS Market Trust, on behalf of DWS Global Income Builder Fund, has received payment of $20,451.97 in settlement of two claims filed under its Investment Company Blanket Bond related to monies associated with identity theft fraudulent activity perpetrated on two shareholders’ accounts.

Attached is a copy of the terms of the settlement of each claim under the bond.

AGREEMENT AND RELEASE

This Agreement and Release (“Agreement”) is made as of September 7, 2021, by and between (a) ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”) and (b) Deutsche DWS Market Trust (“DWS”) on behalf of DWS Global Income Builder Fund, a series (“Series”) of DWS. Capitalized terms not otherwise defined herein have the meanings assigned to them in ICI Mutual Investment Company Blanket Bond No. 87146120B (Bond Period September 30, 2020 to September 30, 2021) (the “Bond”).

WHEREAS, in or around April 2019, the impostor(s), in an apparent account takeover scheme, accessed the DWS shareholder account of Mr. Joseph Silveira (“Shareholder”), and made changes in such account, including establishing online access, creating a username and password, adding an email address, and electing electronic delivery of account information;

WHEREAS, from September 2019 to November 2019, six disbursements (totaling $43,263) were requested online and were paid by Automated Clearing House transactions from the Shareholder’s DWS shareholder account to two bank accounts established by the impostor(s), neither of which bank accounts had been previously authorized by the Shareholder to receive disbursements from his DWS shareholder account;

WHEREAS, the Shareholder has signed an affidavit stating that he did not authorize any of the six disbursements (“Fraudulent Disbursements”) from his DWS shareholder account;

WHEREAS, after conducting its own investigation, DWS has concluded that the Shareholder did not act in collusion with the impostor(s) with respect to the Fraudulent Disbursements;

WHEREAS, DWS has reimbursed the Shareholder $12,044.96 for the Fraudulent Disbursements (the “Loss”);

WHEREAS, DWS has made a claim under the Bond (the “Insurance Claim”) to obtain reimbursement for the Loss;

WHEREAS, DWS has provided ICI Mutual with a proof of loss satisfactory to ICI Mutual regarding the Loss and the circumstances leading thereto; and

WHEREAS, ICI Mutual, without admission of liability or responsibility, and without prejudice to ICI Mutual’s positions on the Bond’s wording, interpretation, or coverage, has determined to reimburse DWS under the Bond as described herein;

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and agreements herein, and intending to be legally bound, DWS and ICI Mutual (each, a “Party” and together, the “Parties”) agree as follows:

1.                     Payment by ICI Mutual under the Bond.

(a)               Payment. Within ten business days after this Agreement is signed by DWS and ICI Mutual and following ICI Mutual’s receipt of written wire instructions from DWS, ICI Mutual shall pay to DWS the sum of $9,635.97 (Nine Thousand Six Hundred Thirty-Five Dollars and Ninety-Seven Cents) (the “Payment”).

(b)               Settlement Payment. The Payment is made (i) in full settlement of the Insurance Claim; and (ii) in consideration of the releases in paragraph 2 hereof and the other promises and agreements set forth herein.

2.                     Releases.

(a)             DWS, for itself and for its predecessors, successors, and affiliated and subsidiary companies, and each of its and their present and former officers, directors, employees, servants, agents, successors, heirs, and assigns (the “DWS Releasors”), hereby releases and forever discharges the ICI Mutual Releasors (as defined below) from any and all claims, duties, causes of action, demands, obligations, liabilities, rights, damages (including punitive or exemplary damages), losses, expenses, or other relief of any kind, whether known or unknown, asserted or unasserted, whether at law or in equity (collectively, “Actions”), which it now has, ever had, or may have in the future under the Bond or any other bonds or policies issued by ICI Mutual resulting from, arising out of, or in any way involving (i) the Fraudulent Disbursements; (ii) the Insurance Claim; (iii) the Payment, or (iv) the manner in which ICI Mutual responded to, handled, or resolved the Insurance Claim.

(b)               ICI Mutual, for itself and for its predecessors, successors, and affiliated and subsidiary companies, and each of its and their present and former officers, directors, employees, servants, agents, successors, heirs, and assigns (the “ICI Mutual Releasors”), hereby releases and forever discharges the DWS Releasors from any and all Actions which it now has, ever had or may have in the future, arising from or with respect to the Bond, including, without limitation, any Actions resulting from, arising out of, or in any way involving (i) the Fraudulent Disbursements; (ii) the Insurance Claim; or (iii) the Payment.

(c)               The foregoing releases shall not affect any claims for breach of this Agreement, and each Party retains the right to seek enforcement of this Agreement or damages for the breach of this Agreement.

3.               Non-Prejudice and Construction of Agreement. This Agreement is intended to be, and is, a commercial accommodation among the Parties. This Agreement is not intended to reflect in any way the Parties’ views as to their rights and obligations with respect to matters or persons outside the scope of this Agreement. This Agreement is without prejudice to the positions taken by ICI Mutual with regard to other insureds. The Parties specifically disavow any intention to create rights in third parties under or in relation to this Agreement. The Parties agree that this Agreement and the negotiations surrounding the Agreement shall not be admissible in any suit, action, or other proceeding, except as shall be necessary to enforce the terms of this Agreement. Nothing in this Agreement shall be deemed to alter, modify, or delete any of the terms or conditions of the Bond.

4.            Governing Law. This Agreement shall be governed by and shall be construed in accordance with the laws of the State of Vermont.

5.                  Notices. Unless another person is designated, in writing, for receipt of notices hereunder, notices to the respective Parties shall be sent to the following persons:

To ICI Mutual:	Manager, Professional Liability Claims
ICI Mutual Insurance Company, RRG
1401 H Street, NW
Washington, DC 20005
With an electronic copy to: LegalSupport@icimutual.com
with a copy to:	Julia S. Ulstrup
Senior Vice President and General Counsel
ICI Mutual Insurance Company, RRG
1401 H Street, NW
Washington, DC 20005
With an electronic copy to: Ulstrup@icimutual.com
To DWS:	Mr. John Millette
Secretary of the DWS Funds
DWS Investment Management Americas, Inc.
100 Summer Street
Boston, MA 02110

6.                     Payment Instructions: The Payment described in Paragraph 1(a) hereof shall be paid as follows:

Currency Code:	USD - Fedwire United States Dollar
Bank Name:	State Street Bank and Trust Co. NA Boston
Bank Address:	1 Iron Street, Boston, MA 02210 USA
Beneficiary:	DWS Clearing Account for the benefit of Deutsche DWS Market Trust
Company Address:	100 Summer Street, Boston, MA 02110 USA
Account Number:	(61237889) *do not send to SBOSUS3F*
Routing Number:	SBOSUS33 ABA # 011000028

7.                 Integration. This Agreement constitutes the entire Agreement between the Parties with respect to the subject matter hereof, and supersedes all other prior discussions, agreements, and understandings, both written and oral, between the Parties and with respect to the subject matter hereof.

8.                  No Modification. No change or modification of this Agreement shall be valid unless it is contained in writing and signed by each Party.

9.                Releases Final. The Parties intend the releases set forth in Paragraph 2 to be effective as full and final accord and satisfaction of the matters released thereby. In furtherance of this intent, each Party acknowledges that it is aware that new or different facts in addition to, or different from, those now known or believed to be true regarding the subject matter of this Agreement may be discovered, but intends to fully, finally, and forever settle and release the same. This Agreement shall be and remain in effect as a full and general release of the matters specifically released, notwithstanding the discovery or existence of any additional or different facts. This Agreement shall not be deemed to have any effect on any Party’s rights with regard to any claims other than those specifically released herein.

10.                 No Admissions. It is understood and agreed that this Agreement constitutes a compromise and settlement, and is not intended, nor to be construed, as an admission by any Party of liability.

11.                 Consultation with Counsel. Each Party represents and warrants that it has been represented by, and consulted with, counsel of its own choosing regarding the provisions, obligations, rights, risks, and legal effects of this Agreement, that such Party voluntarily accepts the terms of this Agreement, and that such Party enters into this Agreement without any inducement or consideration other than that described herein.

12.                 Authority to Execute This Agreement. Each person executing this Agreement on behalf of a Party represents and warrants that he or she is duly authorized and empowered to enter into this Agreement and has the authority and approval to bind the Party so represented to the terms and representations of this Agreement.

13.                 Construction of Agreement. This Agreement and any uncertainty or ambiguity later discovered herein shall not be construed against any one Party but shall be construed as if all the Parties jointly prepared this Agreement.

14.                Execution in Counterparts. This Agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered (which delivery may be made by facsimile or electronic mail) shall be an original, but all such counterparts shall together constitute but one and the same instrument.

15.                 Limitation of Liability for Claims. For each Fund that is a Massachusetts business trust, a copy of the Fund’s Declaration of Trust, together with all amendments thereto, is on file in the Office of the Secretary of the Commonwealth of Massachusetts. For each Fund that is a Massachusetts business trust, ICI Mutual is hereby expressly put on notice of the limitation of liability as set forth in the Fund’s Declaration of Trust and it agrees that the obligations assumed by the Fund on behalf of each Series pursuant to this Agreement will be limited in all cases to the Series and its assets, and it will not seek satisfaction of any such obligation from the shareholders or any shareholder of the Series or any other series of the Fund, or from any Trustee, officer, employee, or agent of the Fund. DWS understands that the rights and obligations of each Series under the Declaration of Trust are separate and distinct from those of any and all other Series.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first appearing above.

ATTEST:	ICI MUTUAL INSURANCE COMPANY, RRG
/s/David U. Thomas	By: /s/Julia S. Ulstrup
Name: Julia S. Ulstrup Title: SVP and General Counsel
ATTEST:	DEUTSCHE DWS MARKET TRUST
/s/Ciara Crawford	By: /s/John Millette Name: John Millette Title: Vice President and Secretary

AGREEMENT AND RELEASE

This Agreement and Release (“Agreement”) is made as of September 7, 2021, by and between (a) ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”) and (b) Deutsche DWS Market Trust (“DWS”) on behalf of DWS Global Income Builder Fund, a series (“Series”) of DWS. Capitalized terms not otherwise defined herein have the meanings assigned to them in ICI Mutual Investment Company Blanket Bond No. 87146120B (Bond Period September 30, 2020 to September 30, 2021) (the “Bond”).

WHEREAS, in or around November 2018, the impostor(s), in an apparent account takeover scheme, accessed the DWS shareholder account of Mr. David Pikus (“Shareholder”), and made changes in such account, including establishing online access, creating a username and password, adding an email address, and electing electronic delivery of account information;

WHEREAS, over a period from January 2019 to February 2019, three disbursements (totaling $13,520.00) were requested online and were paid by Automated Clearing House transactions from the Shareholder’s DWS shareholder account to a bank account established by the impostor(s), which bank account had not been previously authorized by the Shareholder to receive disbursements from his DWS shareholder account;

WHEREAS, the Shareholder has signed an affidavit stating that he did not authorize any of the three disbursements (“Fraudulent Disbursements”) from his DWS shareholder account;

WHEREAS, after conducting its own investigation, DWS has concluded that the Shareholder did not act in collusion with the impostor(s) with respect to the Fraudulent Disbursements;

WHEREAS, DWS has reimbursed the Shareholder $13,520 for the Fraudulent Disbursements (the “Loss”);

WHEREAS, DWS has made a claim under the Bond (the “Insurance Claim”) to obtain reimbursement for the Loss;

WHEREAS, DWS has provided ICI Mutual with a proof of loss satisfactory to ICI Mutual regarding the Loss and the circumstances leading thereto; and

WHEREAS, ICI Mutual, without admission of liability or responsibility, and without prejudice to ICI Mutual’s positions on the Bond’s wording, interpretation, or coverage, has determined to reimburse DWS under the Bond as described herein;

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and agreements herein, and intending to be legally bound, DWS and ICI Mutual (each, a “Party” and together, the “Parties”) agree as follows:

1.                     Payment by ICI Mutual under the Bond.

(a)               Payment. Within ten business days after this Agreement is signed by DWS and ICI Mutual and following ICI Mutual’s receipt of written wire instructions from DWS, ICI Mutual shall pay to DWS the sum of $10,816.00 (Ten Thousand Eight Hundred Sixteen Dollars and Zero Cents) (the “Payment”).

(b)               Settlement Payment. The Payment is made (i) in full settlement of the Insurance Claim; and (ii) in consideration of the releases in paragraph 2 hereof and the other promises and agreements set forth herein.

2.                     Releases.

(a)               DWS, for itself and for its predecessors, successors, and affiliated and subsidiary companies, and each of its and their present and former officers, directors, employees, servants, agents, successors, heirs, and assigns (the “DWS Releasors”), hereby releases and forever discharges the ICI Mutual Releasors (as defined below) from any and all claims, duties, causes of action, demands, obligations, liabilities, rights, damages (including punitive or exemplary damages), losses, expenses, or other relief of any kind, whether known or unknown, asserted or unasserted, whether at law or in equity (collectively, “Actions”), which it now has, ever had, or may have in the future under the Bond or any other bonds or policies issued by ICI Mutual resulting from, arising out of, or in any way involving (i) the Fraudulent Disbursements; (ii) the Insurance Claim; (iii) the Payment, or (iv) the manner in which ICI Mutual responded to, handled, or resolved the Insurance Claim.

(b)            ICI Mutual, for itself and for its predecessors, successors, and affiliated and subsidiary companies, and each of its and their present and former officers, directors, employees, servants, agents, successors, heirs, and assigns (the “ICI Mutual Releasors”), hereby releases and forever discharges the DWS Releasors from any and all Actions which it now has, ever had or may have in the future, arising from or with respect to the Bond, including, without limitation, any Actions resulting from, arising out of, or in any way involving (i) the Fraudulent Disbursements; (ii) the Insurance Claim; or (iii) the Payment.

(c)            The foregoing releases shall not affect any claims for breach of this Agreement, and each Party retains the right to seek enforcement of this Agreement or damages for the breach of this Agreement.

3.                     Non-Prejudice and Construction of Agreement. This Agreement is intended to be, and is, a commercial accommodation among the Parties. This Agreement is not intended to reflect in any way the Parties’ views as to their rights and obligations with respect to matters or persons outside the scope of this Agreement. This Agreement is without prejudice to the positions taken by ICI Mutual with regard to other insureds. The Parties specifically disavow any intention to create rights in third parties under or in relation to this Agreement. The Parties agree that this Agreement and the negotiations surrounding the Agreement shall not be admissible in any suit, action, or other proceeding, except as shall be necessary to enforce the terms of this Agreement. Nothing in this Agreement shall be deemed to alter, modify, or delete any of the terms or conditions of the Bond.

4.                     Governing Law. This Agreement shall be governed by and shall be construed in accordance with the laws of the State of Vermont.

5.                     Notices. Unless another person is designated, in writing, for receipt of notices hereunder, notices to the respective Parties shall be sent to the following persons:

To ICI Mutual:	Manager, Professional Liability Claims
ICI Mutual Insurance Company, RRG
1401 H Street, NW
Washington, DC 20005
With an electronic copy to: LegalSupport@icimutual.com
with a copy to:	Julia S. Ulstrup
Senior Vice President and General Counsel
ICI Mutual Insurance Company, RRG
1401 H Street, NW
Washington, DC 20005
With an electronic copy to: Ulstrup@icimutual.com
To DWS:	Mr. John Millette
Secretary of the DWS Funds
DWS Investment Management Americas, Inc.
100 Summer Street
Boston, MA 02110

6.                     Payment Instructions: The Payment described in Paragraph 1(a) hereof shall be paid as follows:

Currency Code:	USD - Fedwire United States Dollar
Bank Name:	State Street Bank and Trust Co. NA Boston
Bank Address:	1 Iron Street, Boston, MA 02210 USA

Beneficiary:	DWS Clearing Account for the benefit of Deutsche DWS Market Trust
Company Address:	100 Summer Street, Boston, MA 02110 USA
Account Number:	(61237889) *do not send to SBOSUS3F*
Routing Number:	SBOSUS33 ABA # 011000028

7.                     Integration. This Agreement constitutes the entire Agreement between the Parties with respect to the subject matter hereof, and supersedes all other prior discussions, agreements, and understandings, both written and oral, between the Parties and with respect to the subject matter hereof.

8.                     No Modification. No change or modification of this Agreement shall be valid unless it is contained in writing and signed by each Party.

9.                     Releases Final. The Parties intend the releases set forth in Paragraph 2 to be effective as full and final accord and satisfaction of the matters released thereby. In furtherance of this intent, each Party acknowledges that it is aware that new or different facts in addition to, or different from, those now known or believed to be true regarding the subject matter of this Agreement may be discovered, but intends to fully, finally, and forever settle and release the same. This Agreement shall be and remain in effect as a full and general release of the matters specifically released, notwithstanding the discovery or existence of any additional or different facts. This Agreement shall not be deemed to have any effect on any Party’s rights with regard to any claims other than those specifically released herein.

10.                 No Admissions. It is understood and agreed that this Agreement constitutes a compromise and settlement, and is not intended, nor to be construed, as an admission by any Party of liability.

11.                 Consultation with Counsel. Each Party represents and warrants that it has been represented by, and consulted with, counsel of its own choosing regarding the provisions, obligations, rights, risks, and legal effects of this Agreement, that such Party voluntarily accepts the terms of this Agreement, and that such Party enters into this Agreement without any inducement or consideration other than that described herein.

12.                 Authority to Execute This Agreement. Each person executing this

Agreement on behalf of a Party represents and warrants that he or she is duly authorized and empowered to enter into this Agreement and has the authority and approval to bind the Party so represented to the terms and representations of this Agreement.

13.                 Construction of Agreement. This Agreement and any uncertainty or ambiguity later discovered herein shall not be construed against any one Party but shall be construed as if all the Parties jointly prepared this Agreement.

14.                 Execution in Counterparts. This Agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered (which delivery may be made by facsimile or electronic mail) shall be an original, but all such counterparts shall together constitute but one and the same instrument.

15.                 Limitation of Liability for Claims. For each Fund that is a Massachusetts business trust, a copy of the Fund’s Declaration of Trust, together with all amendments thereto, is on file in the Office of the Secretary of the Commonwealth of Massachusetts. For each Fund that is a Massachusetts business trust, ICI Mutual is hereby expressly put on notice of the limitation of liability as set forth in the Fund’s Declaration of Trust and it agrees that the obligations assumed by the Fund on behalf of each Series pursuant to this Agreement will be limited in all cases to the Series and its assets, and it will not seek satisfaction of any such obligation from the shareholders or any shareholder of the Series or any other series of the Fund, or from any Trustee, officer, employee, or agent of the Fund. DWS understands that the rights and obligations of each Series under the Declaration of Trust are separate and distinct from those of any and all other Series.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first appearing above.

ATTEST:	ICI MUTUAL INSURANCE COMPANY, RRG
/s/David U. Thomas	By: /s/Julia S. Ulstrup
Name: Julia S. Ulstrup Title: SVP and General Counsel
ATTEST:	DEUTSCHE DWS MARKET TRUST
/s/Ciara Crawford	By: /s/John Millette Name: John Millette Title: Vice President and Secretary